FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month of July, 2008

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Yes___X___                                   No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

              Yes______                                    No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

              Yes______                                    No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes_______                                   No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82      N/A

EXHIBIT LIST

Exhibit	Description

99.1	ICON plc Press Release

Exhibit 99.1

AGM of ICON plc Approves “Stock Split”

DUBLIN, Ireland--(BUSINESS WIRE)--ICON (NASDAQ:ICLR) (ISIN: IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, announced that at its Annual General Meeting held in Dublin yesterday, all resolutions put to the meeting were passed. These included a proposal for a bonus issue of one new ordinary share (or ADS) to the holder of each existing ordinary share (or ADS), the effect of which will be the equivalent of a two-for-one stock split.

Following the passing of this resolution, the issue of the new shares will be made to the holders of record on August 8, 2008.

ENQUIRIES:
Investor Relations 1-888-381-7923
Ciaran Murray CFO + 353 –1-291-2000

ICON is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently operates from 71 locations in 38 countries and has approximately 6,500 employees. Further information is available at www.iconplc.com

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

SOURCE: ICON plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ICON plc

Date:	July 22, 2008	/s/ Ciaran Murray
Ciaran Murray
Chief Financial Officer